3-1-02

02020509

1035683

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 333-13950)

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Bradesco
Banco Bradesco S.A

Board of Directors' Proposals to be submitted to the Stockholders of Banco Bradesco S.A., in the Special Stockholders' Meeting of March 14, 2002.

1) Cancel the stocks held in treasury, existing on the date of the Meeting, representative of the Company's own Capital Stock, without the reduction thereof, acquired by the company on the basis of the Board of Directors' decisions in the Meetings of April 6, September 5 and December 3, 2001, with the consequent amendment of the main provision of Article 6 of the Corporate Bylaws.

2) With the purpose of complying with the provision in Central Bank of Brazil Circular 2,824, of June 18, 1998, to appoint with validity up to the next Annual General Meeting, the companies APPRAISAL - Avaliações e Engenharia S/C Ltda. - Federal Corporate Taxpayer Identification Number (CNPJ) 57.182.453/0001-01, CONSULT Consultoria, Engenharia e Avaliações S/C Ltda. - CNPJ Nº 59.039.701/0002-68, EMBRAESP - Empresa Brasileira de Estudos de Patrimônio S/C Ltda. - CNPJ Nº 43.561.836/0001-78, ENGEBANC Engenharia e Serviços Ltda. - CNPJ Nº 69.026.144/0001-13, H.M. Gerenciamento e Supervisão de Engenharia Ltda. - CNPJ Nº 30.903.645/0001-03, e PLANCONSULT S/C Ltda., CNPJ Nº 51.163.798/0001-23, which will perform the real estate appraisals in possible purchase and sale operations, conducted during this period, between this Institution and its related companies.

3) Partially amend the Corporate Bylaws, as follows: in Paragraph Three of Article 6 and Article 21, in order to contemplate the prohibition of the issuance of Participation Certificates and the call for Stockholders' Meetings with advance notice of at least 15 days, as a result of the Company's adhesion to Level 1 Corporate Governance of the São Paulo Stock Exchange (BOVESPA); in letter "i" of Article 9, including as a duty of the Board of Directors the submission to Stockholders' Meetings of proposals with the objective of stock grouping, stock dividends or stock splits, in Article 11, altering the periodicity of Board of Directors' meetings, from semimonthly to monthly, and in the main provision of Article 12, raising from 57 to 62 the minimum number and from 81 to 86 the maximum number of positions on the Board of Executive Officers. If this proposal is approved, Paragraph Three of Article 6, letter "i" of Article 9, Article 11, the main provision of Article 12 and Article 21 of the Corporate Bylaws will take effect with the following wording, after due homologation of the process by Central Bank of Brazil: "Art. 6) Paragraph Three - Will not be permitted: a) conversion of common stock into preferred stock and vice versa; b) issuance of participation certificates. Art. 9) In addition to the duties set forth by law and in these Corporate Bylaws, the Board also has the following duties and obligations: i) to submit to Stockholders' Meetings proposals with the objective of increasing

merger, amalgamation or spin-off operations and Bylaw reforms of the Company. Art. 11) The Board will meet monthly and, whenever necessary, extraordinarily, as called by its Chairman, or by half of the other acting members. Minutes will be drawn up for each meeting. Art. 12) - main provision - The Company's Board of Executive Officers, elected by the Board of Directors, with a (1) one year term of office, is composed of sixty-two (62) to eighty-six (86) members. Seventeen (17) to twenty-four (24) of these members shall be the number of Executive Officers, distributed in the following categories of office: one (1) President, six (6) to nine (9) Executive Vice Presidents and ten (10) to fourteen (14) Managing Directors. The other positions of the Board of Executive Officers will be distributed as follows manner: forty-five (45) to sixty-two (62) Department and Regional Directors, twenty-five (25) to thirty-six (36) of which corresponding to the number of Department Directors and twenty (20) to twenty-six (26) to Regional Directors. Art. 21) The Annual and Special Stockholders' Meetings will be: a) called with advance notice of at least fifteen (15) days; b) presided over by the Chairman, or, in his absence, by his statutory substitute, who will invite one or more stockholders to act as Secretaries."

Cidade de Deus, Osasco, SP, February 25, 2002

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice Chairman
Durval Silvério
Edson Borges
Dorival Antônio Bianchi
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

Osasco, SP, February 26, 2002

Banco Bradesco S.A.

Carlos Alberto Rodrigues Guilherme
Managing Director

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, March 1, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officers proposal for the payment to the Company's Stockholders, pursuant to bylaw and legal provisions, of interest on own capital related to the month of March/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand stocks**, benefiting the stockholders registered in the Company's records on this date (3.1.2002).

The payment will be made on 4.1.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand stocks** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Income Withholding Tax of fifteen percent (15%), except for the corporate entity stockholders that are exempt from this taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 7.1.2002, but may be antecipated if the shareholder presents a written request for that purpose.

The respective interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The interest relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, March 1, 2002

To

Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We hereby inform that we will be publishing in the Press tomorrow, the second, a Joint Announcement with the following tenor:

"Banco Bradesco S.A. and Bradespar S.A. communicate to their stockholders, clients and to the market that União de Comércio e Participações Ltda., a company of the Bradesco Organization, and Bradesplan Participações S.A., subsidiary of Bradespar, signed, on February 27, 2002, a Share Purchase and Sale Agreement, that had as its objective the acquisition, by União, of the stake that Bradesplan owned in the equity of Scopus Tecnologia S.A.

The business involved the purchase of 69,316,472,290 common stocks and 129,820,618,199 preferred stocks, all nominative stocks, with no par value, which represent 75% of the voting capital and 74.98% of the non-voting capital and the total capital of Scopus, for the amount of R$37 million, at sight.

The objective of the operation is to attend the interests of the parties in concentrating in the Bradesco Organization the control of Scopus, which focuses on E-Commerce, equipment maintenance and information technology, and is specialized in the development of internet security softwares, whose main client is the Bradesco Organization.".

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: March 1, 2002

By: ____________________

Name: Luiz Carlos Trabuco Cappi

Title: Executive Vice President and Investor Relations Director